SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 25th, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Loose Translation	1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE - RELEVANT FACT

The Board of Directors of TERRA NETWORKS, S.A., in its meeting held yesterday, accepted the resignation submitted by Mr. Luis Ramón Arrieta Durana, as Member of the Board of Directors of TERRA NETWORKS, S.A. as well as Member of the Audit and Control Committee and Appointment and Remuneration Committee, after thanking Mr. Arrieta for his work and dedication during the term of his functions.

At the end of the same meeting of the Board of Directors, it was also accepted the resignation submitted by Mr. Joaquim Agut Bonsfills, as Member of the Board of Directors of TERRA NETWORKS, S.A., after thanking Mr. Agut for his work and dedication during the term of his functions, for both, Executive Chairman and Member of the Board of Directors.

In Madrid, February 25, 2004.

José Francisco Mateu Isturiz General Counsel and Secretary to the Board of Directors of Terra Networks, S.A.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.
Date: February, 25th	By:	/s/ José Francisco Mateu
		Name:	José Francisco Mateu
		Title:	General Council Terra Networks, S.A.